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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            BNL FINANCIAL CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    05561V101
                      (CUSIP Number of Class of Securities)

                                  Pam Randolph
                            BNL Financial Corporation
                                7530 Highway 107
                            Sherwood, Arkansas 72120
                                (501) 834-5121 or
                        800)-526-4413 (Name, address and
                      telephone number of person authorized
       to receive notices and communications on behalf of Filing Person.)

                             Calculation of Filing Fee
------------------------- -----------------------------------------------------
  Transaction valuation                                  Amount of filing fee*
  ---------------------                                  ---------------------
       $1,000,000                                              $200.00
  ---------------------                                  ---------------------

* The amount of the filing fee is calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended. This fee was previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:    N/A          Form or Registration No.:           N/A
Filing Party:              N/A          Date Filed:                         N/A

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
         [ ] third-party tender offer subject to Rule 14d-1
         [X] issuer tender offer subject to Rule 13e-3
         [ ] going-private transaction subject to Rule 13e-3
         [ ] amendment to Schedule 13D under Rule 13d-2

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Check the box if the filing is a final amendment reporting the results of the tender offer. [ ]


         This AMENDMENT No. 1 amends the Tender Offer Statement on Schedule TO, dated June 15, 2004, filed by BNL Corporation ("BNL" or "Company"), an Iowa corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an Offer by the Company to purchase shares of its common stock, no par value per share. The Company is offering to purchase up to 1,666,666 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, of its common stock, no par value at a price of $.60 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal which together constitute the "Offer." A copy of each was attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Item 7:     Source of Funds.


         BNL does not have any alternative financing plan for this Offer.



Item 11:   Additional Information.


     The Offer to Purchase, Section 1, Number of Shares; Proration page 10, paragraph 3, is hereby amended to read as follows:


         The Company will pay the Purchase Price for up to 1,666,666 Shares validly tendered prior to the Expiration Date and not withdrawn upon the terms and subject to the conditions of the Offer and the procedures pursuant to which Shares will be accepted for payment. All Shares tendered and not purchased pursuant to the Offer, will be returned to the tendering Stockholders at the Company's expense promptly following the Expiration Date or termination of the Offer. The Company reserves the right, in its sole discretion, to purchase more or less than 1,666,666 Shares pursuant to the Offer. See Section 14.




     The Offer to Purchase, Section 6, Certain Conditions of the Offer, page 18, last paragraph is hereby amended to read as follows:


         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, in its sole discretion. The Company's failure to exercise any of the foregoing rights shall not be deemed a waiver of any such right. Any determination by the Company concerning the events described above will be final and binding on all parties. All conditions to the Offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer.

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     The Letter of Transmittal, page 3, number 4, is hereby amended to read as follows:


(4) the undersigned has received the Offer to Purchase and agrees to all of the terms of the Offer.


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            BNL Financial Corporation

                                             /S/ Wayne E. Ahart
                                          BY:________________________________
                                             Wayne E. Ahart
                                             Chairman, Board of Directors

                                               6/28/2004
                                         Date:_______________________________


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